Exhibit 99.19

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended July 31, 2011

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (MD&A) is dated as of September 9, 2011 and should be read in conjunction with Coastal Contacts Inc.’s (the “Company”, “our”, “we”, “us”, “Coastal” or “Coastal Contacts”) unaudited interim consolidated financial statements and notes thereto for the three and nine months ended July 31, 2011. We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) and use Canadian dollars as our reporting currency.

Overview

Founded in the year 2000, Coastal Contacts is the leading worldwide online retailer of contact lenses, eyeglasses, sunglasses and vision care accessories. We serve our customers through our network of manufacturing, distribution and business facilities located around the world.

In 2004, after a successful start up phase, we completed an initial public offering of our common shares in Canada. From 2004 to 2008 we targeted a significant portion of our investments in various international markets and acquired several businesses in Europe and Asia as part of our strategy to establish a globally diversified business platform. This was complemented by organic growth in a number of target markets.

In 2008 we expanded by launching our eyeglasses business. We started by searching the globe for high quality optical products, then by purchasing in-house blocking, edging and surfacing equipment in order to develop a sophisticated modern vertically integrated manufacturing optical laboratory, which now ranks as one of North Americas most technologically advanced laboratories. We continue to excel at in-house manufacturing and expanding our product categories including enhancements to our eyeglasses offering with a wide range of high quality, stylish eyeglasses, with options for the entire family. This offering has been well received by consumers with sales of eyeglasses growing to $34 million during the twelve months ended July 31, 2011 and revolutionizing the way many consumers purchase eyeglasses.

We have built a diversified international base of more than 3.2 million vision corrected customers and the largest market share of any online optical retailer in key markets. We have grown our business to approximately 2.0 million orders shipped and $175 million in sales in the twelve months ended July 31, 2011 and built strong brands by focusing on award winning customer service, and fast delivery of premium quality products.

During the three months ended July 31, 2011 our sales grew by 26% compared to the same period in 2010. We shipped a total of 624,530 orders, a 46% increase over the three months ended July 31, 2010. Approximately 36% of orders were to new customers with the remaining amount representing reorders.

During the third quarter of fiscal 2011 contact lens sales increased 9% and we continued to invest in our business by growing our customer base and widening the geographic reach of our eyeglasses business, including shipments to 183,228 new eyeglasses customers. This was achieved through innovative marketing campaigns and promotional strategies as well as by increasing our in-house manufacturing capacity to meet the significant increase in demand that we have been experiencing. Eyeglasses sales in the third quarter of 2011 were $12 million, a 138% increase over the same period last year. We shipped a total of 262,868 pairs of eyeglasses in the quarter, an increase of over 276% compared to the same period last year to a total of 231,625 customers, an average of more than 1 pair of eyeglasses per customer. Our in-house brands represented 49% of the eyeglasses sales during the quarter.

Shipped orders and reorders are non-GAAP measures that do not have a standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures below for further information.

Results of Operations — for the three and nine months ended July 31, 2011 compared to the three and nine months ended July 31, 2010

	For the three months		For the nine months
	ended July 31,		ended July 31,
($000’s)	2011	2010	2011	2010
Sales	49,589	39,455	134,036	112,681

Gross profit	15,108	11,377	40,306	31,944

Gross profit %	30.5%	28.8%	30.1%	28.3%

Foreign exchange (gains) losses	(336)	(5)	(330)	270

Earnings (loss) before income taxes	(1,171)	609	(4,105)	1,789

Net earnings (loss)	(1,555)	529	(3,967)	1,661

Adjusted EBITDA(1)	(375)	2,315	884	5,766

Sales increased by $10.1 million or 26% in the third quarter of fiscal 2011 to $49.6 million (624,530 orders shipped) from $39.5 million (428,563 orders shipped) in the third fiscal quarter of 2010. More specifically, shipped orders increased by 46%, and our average order size decreased by 14% to $79.40 from $92.06 as a result of increased promotional activity in the quarter and included an increase of 5% due to the impact of foreign currency exchange rates. Contact lens sales in the third quarter of 2011 grew by 9% when compared to the same period last year. Our eyeglasses sales grew 138% to $12.0 million during the third quarter of the 2011 fiscal year compared to $5.0 million in sales in the third quarter of 2010.

The number of eyeglasses frames shipped grew 276% in the third quarter of 2011, as compared to the same period last year. This growth was consistent with our strategy to increase promotional

(1) Adjusted EBITDA is a non-GAAP measures that does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures for further information and a reconciliation of net earnings to adjusted EBITDA.

activity designed to acquire customers efficiently and in a cost effective way. In the third quarter of 2011, we shipped a total of 262,868 pairs of eyeglasses to a total of 231,625 customers, an average of more than 1 pair of eyeglasses per customer. We shipped eyeglasses to 183,228 new customers and 48,397 returning customers. We experienced strong order and return customer orders growth in all regions.

Sales increased by $21.4 million or 19% in the first nine months of fiscal 2011 to $134.0 million from $112.7 million in the first nine months of fiscal 2010. Shipped orders increased 37% and average order size decreased by 19% due to an increase in the promotional activity in the quarter, and included an increase of 1% due to the impact of foreign currency exchange rates.

Gross margin, in the three months ended July 31, 2011 was 30%, compared to 29% in the same period in 2010. For the nine months ended July 31, 2011, our gross margin increased to 30% from 28% when compared to the same period in 2010. Gross margin increased in both comparative periods as a result of the pricing strength and product mix.

Our advertising expenses increased to $8.2 million or 16% of sales, in the third quarter of fiscal 2011, compared to $4.9 million or 12% of sales during the same period in 2010. During the nine months ended July 31, 2011, advertising expenses increased to $19.7 million, or 15% of sales, compared to $12.8 million, or 11% of sales, during the same period in 2010. The increase in advertising expense as a percentage of sales was primarily the result of increased advertising to acquire new eyeglasses customers, seizing on the opportunity to serve customers looking for a convenient and lower priced alternative to the traditional Eye Care Practitioner channel.

Selling, general and administrative expenses (“SG&A”) increased to $7.3 million in the third quarter of fiscal 2011 as we scaled our capacity to handle growing demand for our eyeglasses business, as compared with $5.1 million in the third quarter of 2010. SG&A also increased to $22.1 million in the nine months ended July 31, 2011, from $14.6 million in 2010. During both comparison periods, SG&A costs grew due to increases in marketing, IT and other personnel, additional merchant card processing costs as a result of higher sales, professional fees, recruiting and other operating costs. During the nine month period, approximately $2.3 million of this increase related to travel, professional, and severance costs recorded in the first quarter of 2011 in relation to management changes in Europe.

During the three months ended July 31, 2011 we recognized foreign currency exchange gains on the translation of our monetary assets of $0.3 million compared to $0.05 million gain in the same period last year. In the nine-month period ending July 31, 2011 there was a gain of $0.3 million compared to a loss of $0.3 million during the nine-month period in the previous year.

Amortization for the three months ended July 31, 2011 remained consistent at $0.7 million as compared to the same period of 2010. Amortization for the nine months ended July 31, 2011 was also consistent with the same period in 2010 at $2.0 million. Our amortization expense on tangible assets increased as a result of the expansion of our eyeglasses production facilities. This was offset by a decrease in amortization of intangible assets purchased in prior periods that are fully amortized.

Our income tax expense increased overall to $0.4 million in the third quarter of 2011 from $0.08 million for the quarter ended July 31, 2010. Our income tax rates, as a percentage of taxable earnings in the countries in which we generate taxable earnings, remained unchanged in the third quarter of fiscal 2011 compared to the same period of fiscal 2010. Certain operations generate taxable earnings, while in certain other jurisdictions we have incurred historic losses for tax purposes that can be applied against current and future taxable earnings to reduce our tax liability on those earnings. We have taken a valuation allowance against these future tax assets. Consequently, our consolidated tax expense, as a percentage of earnings before income taxes, will vary from quarter to quarter in line with the mix of net earnings within each taxable jurisdiction.

Liquidity and Capital Resources

At July 31, 2011 we had cash and cash equivalents of $14.2 million, as compared to cash and cash equivalents of $18.3 million at October 31, 2010.

Cash provided by operations was $4.3 million during the third quarter of fiscal 2011 compared to $10.5 million during the same period in fiscal 2010. We used cash from earnings after adjustments for non-cash items of $0.5 million and generated $4.8 million for changes in non-cash working capital items, as increases in prepaid expenses were offset by the reduction of accounts receivable, inventory and an increase in accounts payable. We expect cash flows from changes in working capital to vary from quarter to quarter due to the timing of ordinary course receipts and payments.

Cash used for investing activities was $1.4 million for the third quarter of fiscal 2011, compared to cash generated of $0.3 million during the same period in fiscal 2010. During the three months ended July 31, 2011, we expanded our investments in our in-house eyeglasses production facilities as well as our information technology infrastructure and made debt repayments and lease payments totaling $3.2 million.

We believe that existing available cash, operating facilities, and operational cash flow will be sufficient to support our capital expansion plans, share buy back purchases and operations through to the end of 2012. We are actively expanding our product offerings, evaluating capital financing alternatives, assessing strategic opportunities, and considering strategic acquisitions. We may seek additional sources of funds to support our capital expansion or for accelerated growth, acquisitions of companies or assets or other activities, and there can be no assurance that such funds will be available on satisfactory terms or at all. Failure to obtain such financing could delay or prevent our planned growth, which could adversely affect our business, financial condition and results of operations.

Critical Accounting Estimates

Coastal prepares its consolidated financial statements in accordance with Canadian GAAP. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of sales and expenses during the reporting period. Estimates are based upon historical experience and other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an on-going basis and form the basis for making decisions regarding the carrying value of assets and liabilities and the reported amount of sales and expenses. Actual results may differ from these estimates under different assumptions.

There were no changes in our critical accounting estimates from those disclosed in our MD&A for the fiscal year ended October 31, 2010.

Future Accounting Policies

Transition to International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board (“AsSB”) announced in February 2008 that publicly accountable enterprises will be required to adopt IFRS in place of Canadian Generally Accepted Accounting Principles (“GAAP”) for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011. The Company’s transition from GAAP to IFRS will take place in the first quarter of 2012 at which time the Company will report both the current and comparative financial information using IFRS. The Company’s IFRS transition project consists of three phases:

• Preliminary diagnostic review,

• Detailed assessment, and

• Policy design and implementation.

The Company has completed the initial high-level review and a preliminary IFRS impact assessment was conducted to assess the possible impact of individual IFRS items on the Company’s consolidated financial statements.

The second phase began in the second quarter of Fiscal 2011 with its expected completion planned for the fourth quarter of Fiscal 2011. In this phase, the Company is performing a detailed analysis of IFRS, including the identification of the differences between IFRS and the Company’s current accounting policies, in order to prioritize the key areas that will be more significantly impacted by the changeover. Management will also determine the options permitted under IFRS at the Effective Date and on an ongoing basis in order to finalize conclusions.

This phase also includes detailed planning of information technology and human resources requirements as they relate to the changeover. Moreover, internal procedures and systems that require updating and adapting will be identified, including adjustments to existing processes and the implementation of additional internal controls over financial reporting and disclosure controls and procedures that are necessary.

Finally, in the third phase, the Company will implement the accounting changes and the required modifications to internal procedures, controls and systems so that they are in place and operating effectively for first fiscal year under IFRS.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period. As a result of the upcoming changes, the final impact of IFRS on the Company’s consolidated financial statements can only be determined once all of the IFRS applicable at the Effective Date are known.

Based on its initial assessment, the Company has identified the following list of IFRS differences from Canadian GAAP and that could impact the Company’s consolidated financial statements. The list of items should not be seen as exhaustive and is subject to change following the completion of the second phase of the transition plan and potential modifications to IFRS prior to adoption by the Company:

• First-time adoption of IFRS;

• Property, plant and equipment;

• Impairment of assets;

• Share-based payments;

• Income taxes; and

• Provisions and contingencies;

The quantification of the impact from differences that may arise will be addressed as part of the Company’s phases 2 and 3, which are ongoing. During these phases, the Company will select its IFRS accounting policies, will determine which transitional exemptions will be applied, will quantify financial statement impacts and will culminate with the preparation of shell financial statements.

The International Accounting Standards Board continues to amend and add to current IFRS standards with several projects currently underway. The Company’s conversion process includes monitoring actual and anticipated changes to IFRS standards and related rules and regulations and assessing the impacts of these changes on the Company and its reporting, including expected dates of when such impacts are effective.

Common Shares

As at September 9, 2011, Coastal had 55,892,471 common shares and 4,909,000 share purchase options outstanding.

Quarterly Financial Information

(in $000’s, except per share amounts)

Quarter	July 31,	Apr. 30,	Jan. 31,	Oct. 31,	July 31,	Apr. 30,	Jan. 31,	Oct. 31,
ended	2011	2011	2011	2010	2010	2010	2010	2009

Sales	$49,589	$43,835	$40,612	$40,485	$39,455	$37,318	$35,908	$37,716

Adjusted EBITDA(1)	(375)	979	280	2,017	2,315	1,773	1,678	2,828

Foreign exchange (gain) loss	(336)	(151)	157	(173)	(5)	293	(18)	(121)

Net Earnings (loss)	(1,555)	17	(2,429)	1,441	529	382	750	648

Weighted average # of shares - basic	55,410	55,146	55,417	56,816	56,982	56,962	56,902	56,902

Weighted average # of shares - diluted	55,410	57,264	55,417	57,878	57,964	58,324	58,502	57,705

Basic earnings (loss) per share	(0.03)	0.00	(0.04)	0.03	0.01	0.01	0.01	0.01

Diluted earnings (loss) per share	(0.03)	0.00	(0.04)	0.02	0.01	0.01	0.01	0.01

Seasonality may impact our sales distribution throughout the year. Our sales are generally stronger during the spring, summer and fall months. Our industry generally experiences lower sales and profits during the holiday season as we believe that customers choose to divert discretionary funds towards holiday purchases.

(1) Adjusted EBITDA is a non-GAAP measure that does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures for further information and a reconciliation of net earnings to Adjusted EBITDA.

Related Party Transactions

As at July 31, 2011, there were four promissory notes outstanding, ranging in value from $0.01 million to $0.1 million and totaling $0.16 million. Accumulated interest totals $0.05 million. These loans are payable on demand and bear interest at a rate of 5% per annum. The debtors are personally liable for the amounts owed. Coastal did not have any loans outstanding to its Chief Executive Officer, its Chief Financial Officer or any of its directors at the end of the third quarter of 2011.

Contingent Liabilities

Coastal is engaged in certain legal actions in the ordinary course of our business and believes that the ultimate outcome of these actions will not have a material adverse effect on our on-going operating results, liquidity or financial position. This includes certain legal actions by former employees for which an amount has been accrued as at July 31, 2011.

Off-Balance Sheet Arrangements

Coastal does not have any off-balance sheet arrangements as defined by applicable securities regulations in Canada at July 31, 2011 that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

Critical Suppliers

We currently purchase significant amounts of inventory from a limited number of major suppliers. We believe that alternative suppliers are available should those suppliers refuse or be unable to provide us with products.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

During the third quarter of 2011, management did not make changes to its system of internal controls that materially affect internal controls over financial reporting.

Supplemental Non-GAAP Measures and Definitions

Our reorder rate is defined as the percentage of orders in the quarter shipped to customers that we estimate have ordered from us in the past.

We report our results in accordance with Canadian GAAP, however, we present adjusted EBITDA as we believe that our investors may use these figures to make informed investment decisions about us.

Adjusted EBITDA is a non-GAAP measure that does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis. Adjusted EBITDA differs from the most comparable GAAP measure, net earnings, primarily because it does not include interest, income taxes, depreciation and amortization, share-based compensation expense and foreign exchange gains and losses.

The following table provides a reconciliation of net earnings to adjusted EBITDA:

	For the three months		For the nine months ended
	ended July 31,		July 31,
($000’s)	2011	2010	2011	2010

Net earnings (loss)	(1,555)	529	(3,967)	1,661

Amortization	747	672	2,006	2,030
Interest expense, net	75	15	210	30
Income tax expense	384	80	(138)	128
Share-based compensation	310	109	768	459
Foreign exchange (gain) loss	(336)	(5)	(330)	270
Management change costs	—	915	2,335	1,188
Adjusted EBITDA	(375)	2,315	884	5,766

Caution Regarding Forward-looking statements, risks and assumptions

All statements made in this management’s discussion and analysis, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements. Examples of such forward-looking statements within this document include statements relating to: our perception of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which we do business; our anticipated ability to procure products and supplies, or the terms under which we may procure our products and supplies; our anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; our ability to increase production; our plans for capital expenditure plans; our relationships with suppliers, our anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; and our perceptions regarding volatility in and impact of foreign currency exchange rates.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying our expectations regarding forward-looking statements or information contained in this MD&A include, among others: that we will maintain our position in the markets we operate in and expand into other markets in a favourable manner; that we will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support our business and new product lines, including our eyeglasses business; that we will be able to generate and maintain sufficient cash flows to support our operations; that we will be successful in complying with regulatory requirements in British Columbia and other jurisdictions; that we will be able to establish and/or maintain necessary relationships with suppliers; and that we will retain key personnel. The foregoing list of assumptions is not exhaustive.

Persons reading this MD&A are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. These factors include, but are not limited to: changes in the market; potential downturns in economic conditions; consumer credit risk; our ability to implement our business strategies; competition; limited suppliers; inventory risk; disruption in our distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for products we sell; competition and dependence on the internet and other risks detailed in our filings with the Canadian and Swedish securities regulatory authorities. Reference should be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated January 28, 2011, which is available on SEDAR at www.sedar.com, for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this MD&A and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.

Additional Information and Risk Factors

For additional information relating to Coastal and risk factors applicable to Coastal, including operational and other risks, please refer to the section entitled “Risk Factors” in the annual information form, dated January 28, 2011 for the year ended October 31, 2010, available on Coastal’s website at investors.coastalcontacts.com and on SEDAR at www.sedar.com.